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                                                               Exhibit (a)(1)(N)


                 Investor Contact:    Michael Smith
                                      Senior Vice President and Chief Financial
                                      Officer
                                      Cobra Electronics Corporation
                                      773-804-6281
                                      msmith@cobraelec.com
                                      --------------------

                    Media Contact:    Larry Larsen
                                      Fleishman-Hillard
                                      312-751-3617
                                      larsenl@fleishman.com
                                      ---------------------


        COBRA ELECTRONICS TERMINATES ACQUISITION OF LOWRANCE ELECTRONICS

     CHICAGO, IL, May 2, 2001 - Cobra Electronics Corporation (Nasdaq: COBR), a leading global manufacturer of two-way mobile communications products, today announced that it has terminated its tender offer for all of the outstanding shares of Lowrance Electronics, Inc. (Nasdaq: LEIX) and the related Agreement and Plan of Merger between Cobra and Lowrance. The tender offer had been scheduled to expire at midnight, New York City time, on Friday, May 4, 2001.

     In a letter to Lowrance's Chairman and Chief Executive Officer Darrell Lowrance, Cobra's President and Chief Executive Officer Jim Bazet cited, among other things, a material adverse change in Lowrance's net sales and earnings relative to financial projections provided to Cobra as the reason for Cobra's decision. "As a result of ... variances from financial projections, Cobra has concluded that, under the terms of the Merger Agreement, there has been a material adverse change with respect to Lowrance. The existence of a material adverse change constitutes a failure to satisfy the conditions of our tender offer for shares of Lowrance common stock. Consequently, Cobra is terminating its tender offer. " (Dated May 2, 2001).

     "After we announced our intention to reduce the offer price, we had hoped to be able to move forward with the transaction. We were disappointed when Lowrance informed us after our announcement that they had missed their revised net sales projections for April by a significant amount," said Bazet. "Based on Lowrance's results, we have determined that the transaction is not viable, even at the reduced offer price of $7.50 per share. Our decision is in the best interests of our company and its shareholders."

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About Cobra Electronics

     Forbes named Cobra Electronics Corporation (Nasdaq: COBR) to its list of "200 Best Small Companies in America" in 2000. Cobra is a leading global manufacturer of two-way mobile communications products, holding the number one or strong number two position in every major market in which it does business. The Family Radio Service (FRS) business is one of the fastest growing segments of two-way mobile communications, and Cobra is a leading FRS player in the U.S., Canada and Europe. Cobra has a 40-year track record of innovation and award-winning products, and leads the industry in developing technology applications that anticipate market demand. To learn more about Cobra and its products, please visit the Cobra site at http://www.cobraelectronics.com.

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